UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No.2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MINERVA NEUROSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number of Class of Securities)

Remy Luthringer, Ph.D.

Chief Executive Officer

Minerva Neurosciences, Inc.

1601 Trapelo Road, Suite 286

Waltham, MA 02451

(617) 600-7373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Marc Recht Ryan Sansom Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736 (617) 937-2300	Frederick Ahlholm Chief Accounting Officer Minerva Neurosciences, Inc. 1601 Trapelo Road Suite 286 Waltham, MA 02451 (617) 600-7373

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$9,680,486.56	$1,056.14

1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 7,806,844 shares of the issuer’s common stock, having an aggregate value of $9,680,486.56 as of July 1, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,056.14	Filing Party:	Minerva Neurosciences, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 6, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021, as amended August 2, 2021 (the “Schedule TO”), by Minerva Neurosciences Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for new restricted stock units pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated July 6, 2021 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 5:00 p.m., Eastern Time, on Tuesday, August 3, 2021. Pursuant to the Exchange Offer, 10 Eligible Holders elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 7,631,844 shares of the Company’s common stock (“Common Stock”), representing approximately 98% of the total shares of Common Stock underlying the Eligible Options. On August 6, 2021, promptly following the expiration of the Exchange Offer, the Company granted 3,813,149 New PRSUs (as defined in the Exchange Offer) in exchange for the cancellation of the tendered Eligible Options. The vesting terms of the New PRSUs are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Remy Luthringer, Ph.D.
Remy Luthringer, Ph.D.
Executive Chairman and Chief Executive Officer

Dated: August 9, 2021